Layne Christensen Company
1900 Shawnee Mission Parkway • Mission Woods, Kansas 66205 • (913) 362-0510 Fax: (913) 362-8823

JERRY W. FANSKA Sr. V. P. Finance — Treasurer
February 13, 2007

Confidential Treatment Requested by Layne Christensen Company
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attn: John Cash, Accounting Branch Chief

Re:	Layne Christensen Company Form 10-K for the Fiscal Year Ended January 31, 2006 Form 10-Q for the Fiscal Quarters Ended April 30, 2006, July 31, 2006 and October 31, 2006
File No. 000-20578
Dear Mr. Cash:
On behalf of Layne Christensen Company (the “Company”), this letter responds to the January 30, 2007 letter the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the filings noted above. The Company’s responses are as follow. These responses are provided under the same captions as contained in the Staff’s January 30, 2007 letter.
Please note that as of the date hereof we have submitted a Freedom of Information Act confidential treatment request with respect to certain confidential information set forth in our response, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the SEC and, as a result, we have redacted such information from the response that we filed electronically on the EDGAR system. We have submitted a complete and unredacted version of our response to the SEC in paper form.
Staff Comment
Form 10-K for the Fiscal Year Ended January 31, 2006
Note 1 — Summary of Significant Accounting Policies — Revenue Recognition, page 39
1.	We note that you provide certain services and products whose revenues would not appear to be accounted for under either the percentage of completion method or the completed contract method. For example, we note from the description of your business and from your MD&A narrative that you provide services like pump repair and maintenance, the operation of water facilities under turnkey projects, and environmental assessment drilling, additionally, you appear to sell water treatment

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products. Please supplementally provide us with a more detailed description of your revenue recognition policies that clearly addresses each type of service or product you provide and how you recognize the related revenues. Please refer to our guidance on service contracts and the use of SOP 81-1 in Section II(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.
Company’s Response
As indicated in our revenue recognition policy footnote, we recognize revenue for our construction contracts under the percentage-of-completion method for large, long-term contracts and use the completed-contract method for smaller, short-term contracts. Progress toward completion on the contracts is measured based on direct costs incurred (labor, drilling supplies, etc, not including provisions for overhead costs) to total estimated direct costs. In all instances in which we utilize the provisions of SOP 81-1 to record revenue under the percentage-of-completion or completed contract methods, we are providing, in accordance with the customer’s specifications, tangible products as the principal intended result. This is in accordance with paragraph 12 of the SOP and the contract examples indicated in paragraph 13. The first example cited in paragraph 13 is particularly relevant — “contracts ... such as those of general building, heavy earth moving, demolition, design-build contractors, and specialty contractors”. Therefore, we believe that the contracts accounted for using this revenue recognition policy meet the application criteria indicated in SOP 81-1 as described in paragraphs 12 and 13 of that pronouncement.
We have reviewed and considered the guidance you indicated on service contracts and the use of SOP 81-1 in Section II(F)(2) of the Staff’s Outline of Current Accounting and Disclosure Issues, as well as the specific provisions of footnote 1 to the SOP as it relates to service contracts. Underlying the consideration of whether a contract is a service contract and therefore outside the scope of the SOP is the definition of a service transaction in the 1978 Invitation to Comment, Accounting for Certain Service Transactions, as published by the FASB. A service transaction is defined in that document as “a transaction between a seller and a purchaser in which, for a mutually agreed price, the seller performs an act or acts that do not alone produce a tangible commodity or product as the principal intended result”. We do not believe that our contracts meet this definition.
The table below summarizes the Company’s revenue (in thousands of dollars) for the year ended January 31, 2006 and the nine months ended October 31, 2006 by type of activity. It is intended to provide the reviewer a frame of reference for the detailed description that follows of the significant types of products and services we provide and how we recognize revenues on each.

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	FY 2006	% of Total	YTD 10/31/06	% of Total

Drilling, well and pipeline construction	[Confidential material redacted and filed separately with the Commission]

Pump repair and well maintenance	[Confidential material redacted and filed separately with the Commission]

Equipment sales	[Confidential material redacted and filed separately with the Commission]

Water treatment and plant construction	[Confidential material redacted and filed separately with the Commission]

Water treatment media sales	[Confidential material redacted and filed separately with the Commission]

Sewer rehabilitation	[Confidential material redacted and filed separately with the Commission]

Environmental assessment drilling	[Confidential material redacted and filed separately with the Commission]

Geoconstruction services	[Confidential material redacted and filed separately with the Commission]

Mineral exploration drilling	[Confidential material redacted and filed separately with the Commission]

Energy	[Confidential material redacted and filed separately with the Commission]

All other	[Confidential material redacted and filed separately with the Commission]

Total consolidated revenues	[Confidential material redacted and filed separately with the Commission]
Drilling, Well and Pipeline Construction
Contracts may involve some combination of hydrogeological surveys, drilling and developing wells and construction of pipelines to distribute water. Well development will usually involve the installation of pumping equipment in the well, and may also involve construction of “brick and mortar” to house pumping equipment or control systems. Projects are built to customer specifications, although we may also provide design services as part of the overall project. The end product is tangible — a well and/or a pipeline distribution system.
Contracts qualify for revenue recognition under SOP 81-1, and revenue is recognized under the percentage-of-completion method (using cost-to-cost measurement of progress) for large, long-term projects. Lesser contracts are accounted for using the completed-contract method due to their short-term nature.
Pump Repair and Well Maintenance
We are contracted by our customers to address a specific pump or well maintenance issue, often on an emergency basis. These are not on-going maintenance or service contracts. We may repair tangible parts of the well or pump, rehabilitate the well using mechanical or chemical means or recommend other steps, up to and including the construction of a new well. We do not guarantee well performance or a specific outcome and are paid on the basis of work performed, regardless of outcome.
These contracts qualify for revenue recognition under SOP 81-1, and revenue is recognized under the percentage-of-completion method (using cost-to-cost measurement of progress) for large, long-term projects. The majority of these contracts, however, are smaller and very short-term in nature and, therefore, are accounted for on a completed-contract basis.

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Equipment Sales
Equipment sales are generally an ancillary business to our main product lines, and may involve water well pumps and irrigation supplies. We also occasionally sell water treatment products (such as treatment media or filters) outright to a customer, not in conjunction with the construction of a treatment facility. Additionally, we maintain a manufacturing facility which produces high-pressure pumping and grouting equipment and sells to third parties.
Revenue is recognized on these sales at the time of title transfer to, and acceptance by, the end customer. At that time, the four criteria specified in SAB 101 and 104 for recognition of revenue have been met. Provision is made for potential warranty costs, which have not historically been significant.
Water Treatment Products and Plant Construction
Contracts in this area are for the construction of integrated water treatment systems. The projects may involve design services, provision of treatment media or filtration, mechanical equipment, building and facilities construction, pipeline construction and earth moving. These contracts all involve the delivery of a tangible product — a water treatment facility.
Contracts qualify for revenue recognition under SOP 81-1, and revenue is recognized under the percentage-of-completion method (using cost-to-cost measurement of progress) for large, long-term projects. Lesser contracts are accounted for using the completed-contract method due to their short-term nature, although these contracts are not numerous.
Sewer Rehabilitation
Contracts are for non-potable water pipeline replacement, either with traditional, complete pipeline replacement methods or with trenchless, cured-in-place pipeline methods. The tangible end product is a new pipeline.
Contracts qualify for revenue recognition under SOP 81-1, and revenue is recognized under the percentage-of-completion method (using cost-to-cost measurement of progress).
Environmental Assessment Drilling
Contracts involve drilling and installation of environmental monitoring wells and recovery wells for pump and treat remediation sites. Our end product is the tangible well itself, not the site assessment or ultimate remediation services. We are typically a sub-contractor to an engineering or consulting firm.
Contracts qualify for revenue recognition under SOP 81-1, and revenue is recognized under the percentage-of-completion method (using cost-to-cost measurement of progress)

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for large, long-term projects. Lesser contracts are accounted for using the completed-contract method due to their short-term nature.
Geoconstruction Services
Contracts generally involve drilling of smaller diameter bores and introduction of grout or other products to produce tangible ground improvements such as more stable soil mechanics or increased load bearing characteristics of the area. This is often specialty construction performed by only a few competitors.
Contracts qualify for revenue recognition under SOP 81-1, and revenue is recognized under the percentage-of-completion method (using cost-to-cost measurement of progress) for large, long-term projects. Lesser contracts are accounted for using the completed-contract method due to their short-term nature.
Mineral Exploration Drilling
These contracts are for the drilling and extraction of soil and rock samples which are delivered to our mining customers for analysis to determine mineral content. The majority of our contracts are for a certain amount of footage or meterage to be drilled and are priced on the basis of a rate per foot or meter.
Revenue is recognized based on progress made in footage or meterage drilled. The revenue closely correlates with costs incurred, so that the revenue recognition does not vary materially from that which would result under the percentage-of-completion method.
Energy
Our Energy operations are involved in the acquisition, development and production of unconventional natural gas. We account for these operations under the full-cost method and recognize revenue on the basis of volumes sold at the time of delivery to an end user or an interstate pipeline, net of amounts attributable to royalty or working interest holders.
Based on the discussion above, we address the specific examples noted in the staff’s comment as follows:
•	Pump repair and maintenance — These services are not on-going maintenance or service contracts. We are engaged to address a specific instance, often on an emergency basis. We may repair tangible parts of the well or pump, rehabilitate the well using mechanical or chemical means or recommend other steps, up to and including the construction of a new well. We do not guarantee well performance or a specific outcome and are paid on the basis of work performed, regardless of outcome. The vast majority of these contracts are smaller and accounted for on a completed contract basis.

•	Operation of water facilities under turnkey projects — While we have considered pursuing opportunities to operate water facilities, to date we have not done so. When

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we refer to “turnkey” projects, we are describing contracts which are done on a “bundled” basis whereby we offer a combination of engineering services, well and pipeline construction and construction management services so that our customer does not have to engage multiple contractors to accomplish an objective. Activities under these types of contracts are all within the purview of SOP 81-1.

•	Environmental assessment drilling — The end product of the work performed by our company is the development of a tangible monitoring or recovery well itself, rather than site assessment or remediation services.

•	Water treatment product sales — While we occasionally sell water treatment products outright, we generally are performing under a contract calling for the design, construction and installation of equipment and facilities to a customer’s specifications that would fall under our percentage-of-completion policies. Instances where treatment products are sold outright would generally involve the sale of treatment media or filters. Revenue in those instances is recognized at the time of delivery to and acceptance by the customer, at which time the criteria for revenue recognition in SAB101 and 104 are met.
In future filings, we will add additional disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition” and in Note 1 “Summary of Significant Accounting Policies—Revenue Recognition” in our financial statements to more clearly describe our products and services and revenue recognition policies with respect thereto. Attached to this response letter as Exhibit A is a draft of such disclosure.
Staff Comment
Note 2 — Acquisitions, page 43
2.	Your backlog disclosure on page 7 states that “the substantial increase is primarily due to the acquisition of Reynolds, whose contracts are generally larger and of a longer duration than the Company has historically experienced.” Based on this disclosure, it appears that you acquired a significant amount of backlog in the Reynolds acquisition. Please help us to understand why your purchase accounting does not reflect this backlog as an intangible asset separate from goodwill. Please refer to paragraph A14, A19, and B172-B174 of SFAS 141, Business Combinations.
Company’s Response
The Company’s purchase accounting did include a valuation of the backlog acquired in the Reynolds, Inc. transaction. As of the date of acquisition, there was approximately $195 million of backlog that was contemplated in the valuation. These contracts were valued using an income approach based on discounted after-tax cash flows, adjusted for returns on and of supporting assets. We were assisted in the valuation by an independent valuation firm, and the value of the backlog was determined to be $227,000. It is shown separate from Goodwill in Note 5 under the caption “Customer-related”. The backlog disclosure that you note was intended to explain the increase in disclosed backlog from year to year. It was still subject to the caveat included in the disclosure that “the Company believes that its backlog does not have any significance other than as a short-

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term business indicator because substantially all of the contracts comprising the backlog are cancelable for, among other reasons, the convenience of the customer”.
Staff Comment
Item 9A — Controls and Procedures, page 60
3.	We note that your disclosure controls and procedures are “effective.” However, your disclosure does not provide the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simple state that your disclosure controls and procedures are effective or ineffective. This comment also applies to your Form 10-Q for the interim periods ended April 30, 2006, July 31, 2006 and October 31, 2006.
Company’s Response
We confirm that our disclosure controls and procedures are also effective (as of the end of the periods covered by the Company’s Form 10-K for the fiscal year ended January 31, 2006 and Form 10-Q for the interim periods ended April 30, 2006, July 31, 2006 and October 31, 2006) with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management (including its principal executive officer and principal financial officer) to allow timely decisions regarding required disclosure. We will ensure that future filings either include the full definition of disclosure controls and procedures or simply state that the Company’s disclosure controls and procedures are effective or ineffective.
Staff Comment
Form 10-Q for the Fiscal Quarter Ended October 31, 2006
Note 10 — Operating Segments, page 15
4.	We note that on February 1, 2006 your geoconstruction division was reorganized under the water and wastewater infrastructure division. We also note your policy that “should an office’s primary responsibility move from one division president to another, that office’s results going forward would be classified between divisions at that time.” Notwithstanding your policy, please tell us if geoconstruction and water and waste water infrastructure are separate operating segments. Your response should include an analysis of the factors in paragraph 10 of SFAS 131, Disclosures

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about Segment of an Enterprise and Related Information, including identification of your chief operating decision maker (CODM) and a description of the reports used by your CODM to allocate resources and assess performance. If geoconstruction and water and wastewater infrastructure are separate operating segments, please tell us how you concluded that it was appropriate to aggregate these two divisions into a single reporting segment using the guidance set forth in paragraph 17 of SFAS 131. If these are not separate operating segments, please help us to better understand how your CODM effectively manages two seemingly disparate lines of businesses without reviewing the results of each division separately.
Company’s Response
The Company operates through individual locations spread out world-wide, all of which are engaged in business activities intended to produce revenue and profits (please note that this discussion excludes corporate overhead activities and departments which are intended to only provide support activities and are not considered operating segments under paragraph 11 of SFAS 131). These locations are grouped based on the nature of their primary product lines and business activities into the Water and Wastewater Infrastructure, Geoconstruction, Minerals and Energy divisions, each of which is managed by a division president. The division president for Geoconstruction reports to the Water and Wastewater Infrastructure president, who, together with the Minerals and Energy division presidents, report directly to our Chief Operating Decision Maker (“CODM”). Our CODM is the Company’s President and Chief Executive Officer, Andrew Schmitt, who is responsible for decisions regarding resource allocation, performance assessment and reporting on such matters to the Board of Directors. Other specialty operations that operate separately from, and do not meet the criteria for aggregation with, the other divisions are combined and disclosed in a separate category from the other segments in accordance with paragraph 21 of SFAS 131. None of these “other” operations are quantitatively significant.
In accordance with paragraph 17 of SFAS 131, we considered which, if any, of our components should be aggregated. Minerals, Energy and the small residual businesses comprising Other are clearly different businesses from Water and Wastewater Infrastructure and Geoconstruction, and so were not considered for aggregation. Water and Wastewater Infrastructure and Geoconstruction clearly meet all of the aggregation criteria in paragraph 17. In reaching that conclusion, we considered the following:
•	Similar economic characteristics exist in each of the businesses. All are subject to financial risks relative to the availability of adequate bonding. Attached to this response letter as Exhibit B is a summary of various financial measures that were looked at to assess whether these businesses had similar economic characteristics. As can be seen, while there may be short-term fluctuations in the characteristics from year to year due to factors such as particular projects won or lost, operational performance issues or localized weather conditions, over a longer term, as indicated by the three year average, the businesses reflect similar characteristics.

•	The nature of products and services involve construction operations and the ability to project manage. While project size and drilling depth may differ (Geoconstruction is

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typically smaller diameter, shallower depth work), the techniques and machinery are similar.

•	The production processes are very similar. All aspects of these businesses include some combination of capital intensive construction, project management expertise and an ability to operate in widely dispersed geographic locations. They are also dependent on the availability of adequate manual labor forces.

•	The customers served in both these businesses are the same. We market to municipalities and larger industrial companies and frequently serve as a subcontractor to large engineering firms.

•	Methods of distribution are similar in that they often involve public or negotiated bid submissions, or subcontract/collaboration arrangements with engineering and general contractor companies. Awards and prequalification requirements often hinge on construction licensing and permitting requirements, and the ability to provide adequate performance bonding.

•	Also, one of the key drivers for these businesses is regulation by federal, state and municipal entities. Regulation is present in terms of “customer side” regulation, such as clean water and safe drinking standards and discharge regulations, and in terms of “supply side” regulation, including discharge and disposal of drilling fluids and wastes, permitting, sound control and emissions standards and licensing requirements.
Prior to the Company’s fiscal year 2007, we had chosen to report Geoconstruction as a separate segment based primarily on the Company’s internal management structure and review by the CODM. Geoconstruction had been operated largely autonomously under the direction of a separate division president who reported directly to the CODM. With the purchase of Reynolds at the end of fiscal 2006, we achieved a much greater “critical mass” and chose to reorganize our operational reporting relationships. At this time, Geoconstruction no longer reported directly to the CODM and instead was managed by the operational leader of the Water and Wastewater Infrastructure Group. Consistent with the Company’s operational organization, reporting relationships and consideration by the CODM, and as allowed under paragraph 17 of SFAS 131, we chose to aggregate Geoconstruction with Water and Wastewater Infrastructure at the start of fiscal year 2007.
The Company’s CODM primarily manages the businesses based on a monthly internal management reporting package, as well as direct communication with the operational presidents of the Water and Wastewater Infrastructure Group, Minerals and Energy. The internal management reporting package is also used by these operational presidents to monitor their businesses. To achieve this dual purpose, the reports reflect aggregated information at the reportable segment level as well as at lower operating unit levels. While Water Resources, Reynolds and Geoconstruction are separately subtotaled within the Water and Wastewater Infrastructure Group in management reports, this break-out is primarily driven by the following, all of which are subsidiary to the consideration and assessment of the businesses by the CODM:
•	comparability of historical comparisons, since Reynolds results were not included in operations for the majority of fiscal year 2006 (prior to acquisition);

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•	need to maintain adequate separation to monitor Reynolds’ progress for purposes of contingent “earn out” payments potentially payable pursuant to the Reynolds acquisition agreement; and

•	while operational and safety bonus structures are similar across each group and are in the process of being integrated, they are currently slightly different across each of the businesses.
In connection with these responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings. Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-677-6858.
Sincerely,
/s/ Jerry W. Fanska
Jerry W. Fanska

Sr. Vice President Finance — Treasurer
JWF:bk

cc:	A. B. Schmitt S. F. Crooke H. Cohen (Deloitte & Touche)

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EXHIBIT A
Layne Christensen Company (File No. 000-20578)
Draft Revenue Recognition Policy Disclosure
Revenue is recognized on large, long-term construction contracts meeting the criteria of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”), using the percentage-of-completion method based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, change orders and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. As allowed by SOP 81-1, revenue is recognized on smaller, short-term construction contracts using the completed contract method. Provisions for estimated losses on uncompleted construction contracts are made in the period in which such losses are determined.
Revenue for direct sales of equipment and other ancillary products not included in conjunction with the performance of construction contracts is recognized at the date of delivery to, and acceptance by, the customer. Provisions for estimated warranty obligations are made in the period in which the sales occur.
Contracts for the Company’s mineral exploration drilling services are billable based on the quantity of drilling performed. Thus, revenues for these drilling contracts are recognized on the basis of actual footage or meterage drilled.
Revenue for the sale of oil and gas by the Company’s Energy division is recognized on the basis of volumes sold at the time of delivery to an end user or an interstate pipeline, net of amounts attributable to royalty or working interest holders.

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EXHIBIT B
Layne Christensen Company (File No. 000-20578)
Summary of Economic Characteristics for Aggregated Segments

	Fiscal 2002		Fiscal 2003		Fiscal 2004		Fiscal 2005		Fiscal 2006		Fiscal 2006 3 Yr Avg
	Water		Water		Water		Water		Water		Water
	Infrastructure	Geo	Infrastructure	Geo	Infrastructure	Geo	Infrastructure	Geo	Infrastructure	Geo	Infrastructure	Geo

Revenues	172,806	27,006	167,080	29,621	169,631	31,285	198,475	34,636	283,337	37,659	217,148	34,527

Job margin	[			Confidential material redacted and filed separately with the Commission								]

Job margin %	[			Confidential material redacted and filed separately with the Commission								]

Gross profit	[			Confidential material redacted and filed separately with the Commission								]

Gross profit %	[			Confidential material redacted and filed separately with the Commission								]

Income before interest and taxes (IBIT)	27,474	1,194	24,524	2,573	19,271	2,261	23,905	2,488	22,992	5,263	22,056	3,337

IBIT %	15.9%	4.4%	14.7%	8.7%	11.4%	7.2%	12.0%	7.2%	8.1%	14.0%	10.2%	9.7%

Earnings before interest, taxes, depreciation and amortization (EBITDA)	32,561	3,321	29,263	4,553	23,814	3,489	29,237	3,774	32,281	6,578	28,444	4,614

EBITDA %	18.8%	12.3%	17.5%	15.4%	14.0%	11.2%	14.7%	10.9%	11.4%	17.5%	13.1%	13.4%

Capex	2,959	986	4,189	2,082	3,659	1,070	7,890	1,865	9,312	1,328	6,954	1,421

Capex as % of revenue	1.7%	3.7%	2.5%	7.0%	2.2%	3.4%	4.0%	5.4%	3.3%	3.5%	3.2%	4.1%

Total assets	60,802	18,274	54,244	20,122	64,899	21,951	95,371	20,288	274,542	23,386	144,937	21,875

Return on average assets	44.1%	5.8%	42.6%	13.4%	32.3%	10.7%	29.8%	11.8%	12.4%	24.1%	15.2%	15.3%
“Job margin” is defined as revenues less direct project costs such as labor, benefits, material costs and subcontractors. It does not include certain indirect operational costs, such as general field supervision, shop expenses and equipment maintenance, which are included in determining gross profit. Job margin is a metric used by Company management to monitor the profitability of individual projects.
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